Huize Holding Limited

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue

Qianhai Shenzhen-Hong Kong Cooperation Zone

Shenzhen 518000

People’s Republic of China

September 29, 2021

VIA EDGAR

Mr. Robert Klein

Mr. Marc Thomas

Division of Corporation Finance Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huize Holding Limited

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed on March 22, 2021

File No. 001-39216

Dear Mr. Klein and Mr. Thomas:

Huize Holding Limited (the “Company”) has received the letter dated September 20, 2021 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”). The Company respectfully submits to the Staff to request an extension of 15 business days to the deadline for responding to the letter. This is due to the upcoming National Day public holidays in China that run from October 1, 2021 through October 7, 2021, resulting in additional time required to gather sufficient information and prepare thorough responses to address certain accounting-related comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible prior to October 25, 2021.

If you have any additional questions or comments regarding the 2020 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ Ronald Tam
Ronald Tam
Co-Chief Financial Officer and Chief Strategy Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP